

December 9, 2010

Mr. David Bychkov
President and CEO
Exmovere Holdings, Inc.
1600 Tysons Boulevard, 8th Floor
McLean, VA 22102

> **Re:** **Exmovere Holdings, Inc**.
> **Item 4.01 Form 8-K**
> **Filed December 8, 2010**
> **File No. 0-52713**

Dear Mr. Bychkov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K

1. Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your disclosure to indicate that your principal accountant's reports for the past two years were modified to include an explanatory paragraph describing the uncertainty of your ability to continue as a going concern.

2. Please include the required letter from your former auditor stating its concurrence or disagreement with the statements made in your Form 8-K. See Exhibit 16 within Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

Dave Walz
Staff Accountant